Exhibit 99.2

Proposal to move domicile to Ireland 24 June 2009

2 Disclaimer: Forward looking statements This presentation, and other statements that James Hardie Industries N.V. (James Hardie) may make, including statements about the benefits of James Hardie's transformation from a Dutch NV to a Dutch SE and subsequent redomicile to Ireland as an Irish SE (the Proposal), may contain forward-looking statements. We may from time to time make forward-looking statements in our periodic reports filed with or furnished to the US Securities and Exchange Commission on Forms 20-F and 6-K, in our annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, existing and potential lenders, representatives of the media and others. Statements that are not historical facts are forward-looking statements and for US purposes such forward-looking statements are statements made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Examples of forward-looking statements include: statements about our future performance; projections of our results of operations or financial condition; statements regarding our plans, objectives or goals, including those relating to our strategies, initiatives, competition, acquisitions, dispositions and/or our products; expectations concerning the costs associated with the suspension or closure of operations at any of our plants and future plans with respect to any such plants; expectations that our credit facilities will be extended or renewed; expectations concerning dividend payments; statements concerning our corporate and tax domiciles and potential changes to them; statements regarding tax liabilities and related audits and proceedings; statements as to the possible consequences of proceedings brought against us and certain of our former directors and officers by the Australian Securities & Investments Commission; expectations about the timing and amount of contributions to the Asbestos Injuries Compensation Fund, a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims; expectations concerning indemnification obligations; and statements about product or environmental liabilities. Words such as "believe," "anticipate," "plan," "expect," "intend," "target," "estimate," "project," "predict," "forecast," "guideline," "aim," "will," "should," "continue" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and all such forward-looking statements are qualified in their entirety by reference to the following cautionary statements. Important Notice

3 Forward-looking statements are based on our estimates and assumptions and because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties. Such known and unknown risks, uncertainties and other factors may cause our actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by these forward-looking statements and future results could differ materially from historical performance. These factors, some of which are discussed under Risk Factors in James Hardie's Registration Statement (described below under the heading "Additional information and where to find it") include but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by our current and former subsidiaries; required contributions to the Asbestos Injuries Compensation Fund and the effect of currency exchange rate movements on the amount recorded in our financial statements as an asbestos liability; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which we operate; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; the success of research and development efforts; reliance on a small number of customers; a customer's inability to pay; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; currency exchange risks; the concentration of our customer base on large format retail customers, distributors and dealers; the effect of natural disasters; changes in our key management personnel; Inherent limitations on internal controls; use of accounting estimates; and all other risks identified in our reports filed with Australian, Dutch and US securities agencies and exchanges (as appropriate). We caution that the foregoing list of factors is not exhaustive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made and are statements of our current expectations concerning future results, events and conditions and James Hardie does not undertake to update forward-looking statements. Important Notice - Continued

Additional Information

Additional information and where to find it

In connection with the Proposal, James Hardie has lodged with Australian Securities Exchange (ASX) and filed with the United States Securities and Exchange Commission (SEC) a Registration Statement on Form F-4 with additional information concerning the Proposal, including a copy of a preliminary Explanatory Memorandum/prospectus. The Registration Statement has not yet been declared effective by the SEC and will be amended before its effectiveness.

While there is no new issue of securities involved in the Proposal under Australian law, under the US federal securities law James Hardie Industries SE is treated as a new registrant and the Explanatory Memorandum constitutes a prospectus for the purposes of US federal securities law. The Explanatory Memorandum is not a prospectus for the purposes of Australia's Corporations Act, 2001. Accordingly, it does not contain all of the information that would be required to be contained in an Australian prospectus and has not been, and will not be, lodged with the ASIC.

Investors and security holders of James Hardie are urged to read the Explanatory Memorandum and any amendments, as well as any other relevant documents lodged or filed with the ASX or SEC as they become available because they contain and will contain important information about James Hardie and the Proposal. The Registration Statement, James Hardie's Annual Report on Form 20-F and James Hardie's subsequent reports filed with or furnished to the SEC and other relevant materials (when they become available) may be read and copied at the SEC's public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Rooms may be obtained by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website, www.sec.gov, from which any electronic filings made by James Hardie may be obtained without charge. In addition, investors and security holders may obtain copies of the documents filed with or furnished to the SEC upon oral or written request without charge. Requests may be made by calling the Information Helpline in Australian at 1800 675 021 (between 8.00am and 5.00pm AEST) or elsewhere in the world at +1-949-367-4900 (between 8.00am and 5.00pm US Central Time) or in writing by regular and electronic mail at the following address: James Hardie Industries NV, Atrium, 8th Floor, Strawinskylaan 3077, 1077 ZX Amsterdam, The Netherlands, Attention: Company Secretary; email: infoline@jameshardie.com.

All material documents filed with the SEC will also be lodged with the ASX and posted on the James Hardie Investor Relations website (www.jameshardie.com, select James Hardie Investor Relations).

Participants in the solicitation

James Hardie and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the shareholders of James Hardie in connection with the Proposal. Information about the executive officers and directors of James Hardie and their ownership of James Hardie common stock is set out in the Explanatory Memorandum forming part of the Registration Statement.

The material on this page should be read in conjunction with the Explanatory Memorandum

4

5 Background Corporate domicile has been under review for considerable time The review concluded that remaining in The Netherlands is no longer desirable due to: the requirement for key senior managers to spend substantial time in The Netherlands away from key markets and operations in order to qualify for US/Netherlands tax treaty benefits the ongoing risk of future disputes with the US Internal Revenue Service (IRS) the December 2010 expiry of favourable tax concessions in The Netherlands As a result of the review, directors have concluded that a move to Ireland is the best course of action at this time and is in the best interests of James Hardie and its shareholders Proposal to move James Hardie to Ireland

6 Key senior managers have to spend substantial time in The Netherlands away from key markets and operations in order for the company to qualify under the US/Netherlands tax treaty The IRS asserted that James Hardie did not qualify under the US/Netherlands tax treaty and issued a proposed tax adjustment for 2006 and 2007 of US$49m Although James Hardie ultimately prevailed, the IRS could reassert its position for subsequent time periods the company believes the annual application of tests under the treaty leaves James Hardie exposed to an unacceptable risk if the IRS were to prevail in subsequent years it is likely that adjustments would be larger than the proposed amounts for 2006 and 2007 any resulting US tax would not be creditable and therefore would reduce cash available to all James Hardie stakeholders Issues with the existing structure

7 The Dutch tax concessions under the Financial Risk Reserve regime expire on 31 December 2010 Distributions made to most shareholders are subject to Dutch dividend withholding tax at a rate of 15%, although in most cases this is available for offset or credit Issues with the existing structure - continued

8 Dutch corporate law makes it difficult and complicated to reorganise James Hardie Industries NV Dutch law does not provide for schemes of arrangement Under Dutch law replacing JHINV with a single new parent company requires an acceptance threshold of 95% of all issued capital, therefore it is not possible to transfer the Dutch company's domicile by using a non-Dutch parent company without the risk of two entities being listed Under EU law it is possible to transform James Hardie Industries NV to a Societas Europaea 1 (SE) company through a merger with a company elsewhere in the EU, provided that a minimum of 75% of the shares represented at the meeting are cast in favour This merger can occur without adverse capital gains tax consequences for most shareholders2 Dutch corporate law 1 A relatively new form of corporation in the European Union 2 See slides 12 and 13 for more details on the consequences of the proposal for shareholders

9 The Proposal is for James Hardie Industries NV to transform into a Dutch SE and then into an Irish SE - ie to move to Ireland The Proposal is to be implemented in two stages: Stage 1 is achieved by an upstream merger of a newly-formed Irish subsidiary into James Hardie Industries NV, resulting in James Hardie's transformation to a Dutch SE Stage 2 is achieved by moving the registered office and head office of Dutch SE from The Netherlands to Ireland Shareholders will be asked to vote on Stage 1 of the Proposal at an Extraordinary General Meeting to be held on 21 August 2009. An Extraordinary Information Meeting will be held in Sydney on 18 August 2009 An explanatory memorandum for that meeting will be sent to shareholders as soon as it is finalised If Stage 1 of the Proposal is approved and implemented, a further explanatory memorandum will be sent to shareholders for a subsequent meeting to consider Stage 2 The Proposal

10 Allows key senior managers to spend more time with the company's operations and in its markets Provides greater certainty for James Hardie to obtain benefits under the current US/Ireland tax treaty than is the case under the US/Netherlands tax treaty Increases the company's flexibility by allowing certain types of transactions under Irish law (and aided by availability of schemes of arrangement) Simplifies the company's governance to a single board of directors Allows interest and royalty income to be subject to tax in Ireland at a statutory rate that is currently lower than in The Netherlands after the tax concessions James Hardie currently enjoys expire on 31 December 2010 Permits most shareholders to be eligible to receive distributions from James Hardie free from dividend withholding tax Key benefits of the proposal The Proposal

11 The Proposal will not change James Hardie's overall commitment to make contributions to the AICF 3 under the AFFA 4 Implementing the Proposal is expected to have medium and long-term benefits for James Hardie and therefore the AICF The relatively low rate of tax in Ireland is the statutory rate that applies to all trading companies rather than being a specific company tax concession Rulings have been obtained from the Dutch and Irish revenue authorities in respect of relevant aspects of the Proposal; a draft ruling has also been obtained from the ATO5 Greater flexibility is expected to be available under Irish law to reorganise James Hardie should that become necessary in future Key benefits of the proposal - continued 3 Asbestos Injuries Compensation Fund 4 Amended and Restated Final Funding Agreement 5 Refer to slide 14

12 The total cost associated with the Proposal and the transfer of intellectual property and finance activities is estimated at approximately US$51-71m Associated with Stage 1 of the Proposal, James Hardie plans to exit its Financial Risk Reserve regime and also plans to move its intellectual property and financing activities from The Netherlands to entities tax resident in Ireland Taxes imposed in The Netherlands are currently estimated at approximately US$30-50m as a result of the capital gain on the transfer of our intellectual property from The Netherlands The remaining costs of the Proposal of US$21m, of which US$14m have been incurred and expensed, relate to: costs related to the establishment of a new head office in Ireland advisory fees, and other expenses associated with the Proposal Costs

13 Shareholders will continue to hold the same securities James Hardie will continue to be listed on the ASX and NYSE Most shareholders7 will be able to receive distributions from Irish SE free from dividend withholding tax (currently subject to 15% Netherlands withholding tax - which may, depending on their circumstances, be available for offset or credit) To obtain exemption from dividend withholding tax shareholders will be required to file a non-Irish resident declaration form What does the proposal mean for shareholders 7 Shareholders resident in a jurisdiction that has not entered a tax treaty with Ireland and outside the EU will generally be subject to Irish dividend withholding tax at a rate of 20%

14 There should be no adverse capital gains tax consequences for most shareholders8 and a draft ruling has been obtained from the ATO to that effect for Australian shareholders Once Stage 2 is implemented, AGMs, EGMs and Board meetings will be held in Ireland Shareholders will be able to participate in shareholder meetings and ask questions through a web-cast of shareholder meetings in Ireland Once Dutch SE becomes Irish SE, James Hardie will become subject to Irish and EU laws James Hardie's financial statements will continue to be prepared under US GAAP in US dollars What does the proposal mean for shareholders - continued 8 Individual shareholders should refer to the Explanatory Memorandum and also seek professional advice relating to their own circumstances

15 James Hardie considered other alternative options including: Moving James Hardie to the US not practically possible as it requires acceptance by a minimum of 95% of issued shares to move to compulsory acquisition was not considered possible without the risk of two listed entities or significant uncertainty relating to tax outcomes for shareholders Moving James Hardie to Australia not practically possible as it requires acceptance by a minimum of 95% of issued shares to move to compulsory acquisition was not considered possible without the risk of two listed entities or significant uncertainty relating to tax outcomes for shareholders merely moving the tax residence of James Hardie to Australia would not eliminate the 15% Dutch dividend withholding tax on distributions to most shareholders Other options considered

16 Remaining in The Netherlands key senior managers would have to continue to spend considerable time in The Netherlands the favourable tax concessions James Hardie enjoys in The Netherlands expire on 31 December 2010 which would increase the statutory rate of tax to 25.5%9 the risk of the IRS taking an adverse view would continue Transferring our intellectual property to the US the cost of moving the intellectual property would still be incurred. such a move would not allow key senior managers to spend more time with our operations and in our markets the risk of the IRS taking an adverse view would continue in respect of dividend and interest payments from the US to The Netherlands Merely moving tax residence to Ireland we would still be subject to Dutch company law and its limitations Other options considered - continued 9 The Netherlands recently has proposed a compulsory group interest box regime. The exact terms of any such regime have not yet been determined.

17 Next steps - Key Dates Event Date Explanatory memorandum mailed to shareholders mid-July 2009 Record date for CUFS for voting at Stage 1 Extraordinary General Meeting 17 August 2009 Stage 1 Extraordinary Information Meeting in Sydney 11.30am AEST on 18 August 2009 Deadline for submission of Direction Forms for Extraordinary General Meeting No later than 4.00pm AEST on 18 August 2009 Stage 1 Extraordinary General Meeting in The Netherlands 11.00am 21 August 2009

18 Summary Review of domicile has been completed after several years Other options were considered, however due to a number of factors and the complexity of operating in multiple jurisdictions many options were not considered viable or appropriate Moving the domicile to Ireland offers considerable operational benefits and simplifies the company's governance model without disadvantaging shareholders and other stakeholders Although there are costs involved, the proposal to change domicile to Ireland is considered by the directors to be the best course of action at this time and in the best interests of James Hardie and it shareholders

19 Appendix What the proposal means for the Asbestos Injuries Compensation Fund (AICF) Approvals sought for the proposal Key risks associated with the proposal

20 The Proposal will not change James Hardie's overall commitment to make contributions to the AICF under the Amended and Restated Final Funding Agreement (AFFA) James Hardie, as a Dutch SE and then an Irish SE, will continue to be bound by the AFFA The NSW Government and the trustees of the AICF have been consulted in relation to the Proposal. The capacity of the AICF to satisfy claims is linked to the long-term financial success of James Hardie, especially the company's ability to generate net operating cash flow Under the AFFA, the AICF is required to be funded on an annual basis subject to the application of various provisions, including a cap on annual contributions of 35% of James Hardie's free cash flow10 in the financial year immediately preceding a payment The AICF 10 Free cash flow for these purposes is calculated under US GAAP as in force at 21 December 2004

21 If a contribution is due to the AICF in FY2011, which is not yet known, the costs associated with the Proposal will most likely reduce the amount of any contribution the company is required to make in that year by up to 35% of those costs associated with the Proposal The extent to which these costs have an impact on a contribution will not be known until after the end of our current financial year on 31 March 2010 Initial funding of the AICF of A$184.3m was made in February 2007. Further contributions totalling A$118m were made on a quarterly basis during our 2009 financial year James Hardie has agreed with the New South Wales Government that relevant James Hardie companies and the AICF will apply to the Australian Tax Office (ATO) for rulings to replace those previously issued in connection with the AFFA and for confirmation that tax conditions defined in the AFFA will remain unchanged in all material respects after the Proposal is implemented. James Hardie also has undertaken not to effect the merger necessary to complete Stage 1 of the Proposal until after the first to occur of the ATO determining these applications and December 31, 2009 The AICF - continued

22 In addition to shareholder approval, there are also a number of steps that must be satisfied to implement the Proposal: Stage One: establishing a special European employee negotiating and representative body obtaining a "statement of no objection" from the Dutch Ministry of Justice and the Treasurer of Australia to certain aspects of the Proposal obtaining confirmation from the High Court of Ireland that all legal requirements for the merger have been undertaken one month creditor objection and Dutch Ministry of Justice public interest periods the ATO determining the applications proposed to be made in relation to the existing AFFA related tax rulings Stage Two: Approval of all the directors of Dutch SE after consultation with the employee negotiating and representative body formed in Stage 1 two month creditor objection and Dutch Ministry of Justice public interest periods a Dutch notary attesting the move to Ireland registration with Ireland's Companies Registration Office Approvals sought for the proposal

23 The expected benefits could be materially different from actual benefits obtained as a result of actions outside the control of James Hardie, including: the Proposal and the transfer of intellectual property, finance and treasury operations to Ireland is delayed and therefore expected benefits are affected adverse publicity, legislative and regulatory action the Proposal puts James Hardie at risk of future law changes, including to Irish and US domestic laws and the US/Ireland tax treaty James Hardie will also have to act so that: the parent company and certain subsidiaries remain tax resident in Ireland the facts as represented in rulings with revenue authorities are consistent with actions taken in the future by James Hardie changes to the board, employees' locations and headquarters cause as little disruption as possible After taking account of these risks, the directors of James Hardie believe that the Proposal is the best course of action at this time and is in the best interests of James Hardie and its shareholders Key risks associated with the Proposal

Proposal to move domicile to Ireland 24 June 2009